RELEASE TO THE AUSTRALIAN STOCK EXCHANGE AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

YEAR 2000

Year 2000 Information and Readiness Disclosure Act 1998

(United States of America)

This disclosure is made under the Year 2000 Information

and Readiness Disclosure Act 1998

This communication contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond BHP's control, which may cause actual results to differ materially from those expressed or implied in the statements contained therein. While BHP is undertaking a process intended to achieve Year 2000 readiness of its systems, there can be no assurance that this process will be successful in whole or in part or that the date change from 1999 to 2000 will not materially affect BHP's operations and financial results. This is particularly true in light of BHP's dependence on third parties, such as its suppliers and customers, whose Year 2000 readiness efforts are outside BHP's control.

BHP provides the following further information about its potential exposure to Year 2000 problems with computer systems, and about progress of risk mitigation. This information updates the BHP releases to the Australian Stock Exchange and the United States of America Securities and Exchange Commission of 29 March 1999 and 21 September 1999.

BHP conducts a diverse range of business activities in a large number of countries.

The Company uses computer systems across its businesses. These computer systems include industrial production and control systems, business systems, office systems, network and communications equipment and devices which contain a computer chip ("embedded systems") such as building environment controls and elevators. Personnel from one of BHP's businesses, BHP Information Technology, service external customers as well as provide a significant proportion of BHP's information technology delivery services. BHP has numerous relationships and interfaces with public infrastructure, suppliers, customers and business partners (ranging from individuals and small businesses to international conglomerates) in a wide variety of environments across the world.

BHP has been addressing the Year 2000 issue since 1996. Responsibility and accountability for managing it, like other business issues, is delegated to the Presidents of the principal businesses of BHP. A number of Year 2000 projects of differing size and complexity are being carried out within BHP's businesses and the corporate centre. In addition a number of projects are being managed by joint venture partners.

Since BHP's release to the Australian Stock Exchange and the United States of America Securities and Exchange Commission on 21 September 1999, there have been no material changes to our assessment of BHP's potential exposure to the Year 2000 problem, including external supply chain and infrastructure risks. Progress by BHP on its own Year 2000 remediation has reached practical completion. Transition and contingency plans have been prepared, approved and deployed.

BHP's Year 2000 Project will continue through to March 2000, covering the Leap Year issue, at which time we will reach 100% completion. As at the end of November 1999, taken overall and allowing for transition/contingency planning, we have achieved 98.1% completion.

Our Year 2000 project budget was previously set at $85 (US$55) million and is currently forecast to be $85.7 million.

Note: Previous Year 2000 releases can be viewed on BHP's web site, http://www.bhp.com.au/y2k.htm

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030

E-Mail: hirsch.pierre.pl@bhp.com.au